Exhibit 99.1

Rectitude to Present at the Sidoti Micro-Cap Virtual Conference January 22-23

SINGAPORE, January, 21, 2025 –Rectitude Holdings Ltd. (Nasdaq: RECT; the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, announced today that the Company’s management team will be presenting and hosting one-on-one meetings at the Sidoti Micro-Cap Virtual Conference on Wednesday, January 22, 2025, and Thursday, January 23, 2025.

The presentation is scheduled for Wednesday, January 22, 2025, from 8:30 am to 9:00 am Eastern Time. Investors interested in accessing the webcast presentation may register to view the live event at the Sidoti Conference website here. All registrants will receive a link to the event upon registration. A link to the webcast and associated presentation materials can also be accessed through the Events & Presentations page of the Company's investor website at https://ir.rectitude.com.sg.

To schedule a virtual meeting with management, please contact your conference representative or email ir@rectitude.com.sg.

Safe Harbor Statement

This press release and the web presentation contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam. For more information, please visit the Company’s website: https://ir.rectitude.com.sg

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global